UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement and Creation of a Direct Financial Obligation.

On June 29, 2011, Ganglian Finance Leasing Co., Ltd. (“Borrower”), an indirect wholly-owned subsidiary of AutoChina International Limited (the “Company” or “AutoChina”), entered into agreements providing for a RMB65 million line of credit facility (the “CITIC Facility”) with China Citic Bank, Shijiazhuang, Hebei Province Branch (“CITIC Lender”).  The CITIC Facility is guaranteed by Hebei Chuangjie Trading Co., Ltd., an indirect wholly-owned subsidiary of AutoChina and beneficiary of the trust account established between AutoChina and CITIC Group pursuant to AutoChina’s commercial vehicle financing structure. The total trust assets are currently approximately RMB1.6 billion.  The CITIC Facility is subject to customary default provisions.  The other terms of the facility, including the interest rate for borrowed funds, will be determined from time to time as the Company utilizes the available credit.

Results of Operations and Financial Condition;

On July 15, 2011, AutoChina issued a press release announcing that the appeal process with the Office of the Chief Accountant (“OCA”) of the U.S. Securities and Exchange Commission (“SEC”) regarding accounting treatment for the Earn-out, which was part of its initial business combination in 2009, is ongoing and has not yet concluded, and that the Company believes it is appropriate to wait until the appeals process has concluded before filing its audited financial results for the year ended December 31, 2010.  The Company also announced that it leased 3,446 commercial vehicles and opened 36 store branches in the second quarter of 2011.  As of June 30, 2011, the Company operated 354 commercial vehicle financing and service centers.  In addition, the Company announced the CITIC Facility described above, and provided an update on the non-public SEC investigation, which investigation began independently of the Company voluntarily bringing any accounting matters to the attention of the OCA. The full text of the press release is set forth in Exhibit 99.1 attached hereto.

Exhibits.

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated July 15, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name: Yong Hui Li
Title: Chief Executive Officer

Dated: July 18, 2011

Exhibit Index

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated July 15, 2011